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                            July 23, 2020

       William Dockman
       Chief Financial Officer
       W R GRACE & CO
       7500 Grace Drive
       Columbia, ND 21044-4098

                                                        Re: W R GRACE & CO
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No: 1-13953

       Dear Mr. Dockman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 8. Financial Statements and Supplementary Data
       Note 10. Commitments and Contingent Liabilities
       Other Legacy Matters, page 95

   1. We note that you recorded pre-tax charges of $68.0 million in 2019 for the estimated costs of the new spillway for
the Libby Dam. In light of the fact that these costs relate to the future permit renewal,
please address the timing of your expense recognition. In addition, please tell us what
consideration was given to ASC 410-30-25-17 and 25-18 in
                                                        determining that such
costs should not be capitalized. Refer to Example 5 in ASC 410-
                                                        30-55-18 through 55-26.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William Dockman
W R GRACE & CO
July 23, 2020
Page 2

       You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, Jeanne Baker,
Staff Accountant, at (202)551-3691 or, Terence O'Brien, Accounting Branch Chief, at (202) 551-
3355 with any questions.



FirstName LastNameWilliam Dockman                         Sincerely,
Comapany NameW R GRACE & CO
                                                          Division of
Corporation Finance
July 23, 2020 Page 2                                      Office of Life
Sciences
FirstName LastName